April 2, 2009

VIA EDGAR AND FEDEX

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number: 001-08895

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 19, 2009. For your convenience, the Staff’s comment has been reprinted in italics below and our response is in regular print. References to “we” or “our” in our response are to HCP, Inc.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.                                       We note that you have classified leasing costs as an investing activity. As it appears that leasing is a primary business activity, please tell us the accounting literature relied upon in determining that such leasing costs should be included as investing activities as opposed to an operating activity.

Response: We apply Statement of Accounting Standards (“SFAS”) No. 95, Statement of Cash Flows, in determining the classification of operating, investing and financing activities. We view the payment of lease commissions, along with tenant and capital improvements, to be the acquisition of productive assets.  In the case of lease commissions, the productive asset we are acquiring is a long-term lease. We believe the classification of lease commissions and tenant and capital improvements is consistent with paragraph 17 of SFAS 95.  Paragraph 17 of SFAS 95 requires payments to acquire property, plant, and equipment and other productive assets to be classified as investing activities.

Securities and Exchange Commission

Jennifer Monick

April 2, 2009

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.                                       Please tell us how you have complied with paragraph 21 of SOP 78-9 or paragraph 19A of APB 18, or tell us why you believe it was not necessary to eliminate intercompany profit for management fees in relation to your ownership interest in the joint venture entities.

Response: In accordance with paragraph 19A of APB 18, we eliminate intercompany profit for management fees for our investments in unconsolidated joint ventures relative to our ownership interest in such unconsolidated joint ventures. We supplementally advise the Staff that that the disclosure in our future filings will state that we eliminate intercompany profit for management fees in accordance with paragraph 19A of APB 18.

Minority Interests and Mandatorily Redeemable Financial Instruments, page F-15

3.                                       Please tell us how you complied with paragraph 14 of SFAS 141, or tell us why you believe it was not necessary to record the acquisition of the non-controlling interests in subsidiaries using the purchase method.

Response: Upon formation of a DownREIT LLC, the Company obtains a controlling interest in the LLC with the contributors of real estate receiving non-controlling DownREIT units.  A non-controlling DownREIT unit is exchangeable for an amount of cash approximating the value of one share of our common stock, or at our option, one share of our common stock, (subject to certain adjustments such as stock splits and reclassifications).  The non-controlling DownREIT units issued represent a new form of ownership interest associated with the real estate and are recorded at fair value when issued.   Consistent with EITF 95-7, Implementation Issues Related to the Treatment of Minority Interests in Certain Real Estate Investment Trusts, we do not apply the provisions in paragraph 14 of SFAS 141 relative to the subsequent conversion of DownREIT units into our common stock as real estate assets acquired upon the formation of DownREIT LLCs were recorded originally at fair value.  The acquisition of a controlling interest in future DownREIT transactions will be subject to the requirements of SFAS 141R, Business Combinations, as revised, which was adopted on January 1, 2009, and will require us to record the DownREIT LLC assets at fair value when we obtain control.  The subsequent conversion of the DownREIT units will be accounted for in accordance with SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB 51.

4.                                       In light of the carrying value of the DownREIT units exceeding the market value of these units, please tell us if you considered this change in circumstance to be an impairment indicator for the long-lived assets of these consolidated entities. To the extent you tested the related long-lived assets for recoverability, please provide us with a summary of your results. To the extent you did not consider this change in circumstance to be an impairment indicator, please provide us with management’s analysis supporting this conclusion.

Response: We did not consider the decline in the market value of certain DownREIT units below their carrying value to be an impairment indictor.  The market value of DownREIT units correlates to the changes in market value of our common stock and not the market value of the respective assets owned by the DownREIT LLCs. The assets owned by the DownREIT LLCs are long-lived assets that are expected to be held and used over a period of time sufficient for the undiscounted cash flows to be generated from the assets to exceed the assets’ carrying values.  These long-lived assets are not being considered for sale and there have been no impairment indictors, as described by paragraph 8 in SFAS 144, that would suggest that there may be a change in the estimated cash flows such that we may not be able to recover the carrying value of the assets.

5.                                       Please tell us how you have complied with paragraph 15 of EITF Topic No. D-98, or tell us why you did not record your mandatorily redeemable financial instruments at the redemption amount at balance sheet dates where your carrying value was less than the market value.

Response: According to SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the non-controlling interests related to several of our consolidated joint ventures are considered mandatorily redeemable as a result of having a defined liquidation date (limited-life entities).  We do not believe that paragraph 15 of EITF Topic No. D-98 applies to these joint ventures and the relevant provisions of SFAS No. 150 related to limited-life entities have been deferred under FSP 150-3.

Preferred Stock Redemptions, page F-16

6.                                       Please tell us the terms of your preferred stock. Specifically, tell us if your preferred stock is redeemable at the option of the holder or upon the occurrence of an event that is not solely within your control. To the extent either of these criteria are met, please tell us how you complied with paragraph 2 of EITF Topic No. D-98.

Response: Our Series E and Series F preferred stock are not subject to redemption at the option of the holder or upon the occurrence of an event that is not solely within our control. We do not believe that paragraph 2 of EITF Topic No. D-98 applies.  We believe that our preferred stock is properly classified as permanent equity.

(8) Investments in and Advances to Unconsolidated Joint Ventures, page F-27

7.                                       We note several entities where the registrant has a greater than 50% ownership. Please tell us and disclose management’s basis for not consolidating these entities. Within your response, please ensure that you address the provisions of EITF 04-5.

Response: We have not consolidated certain entities where we have a greater than 50% ownership interest since we do not control (through voting rights or other means) the joint ventures.  We have evaluated the rights of the minority equity holders under EITF 04-5 and determined that the minority equity holders have substantive participating rights that provide them with the ability to participate in significant decisions that would be expected to be made in the ordinary course of the entities’ respective businesses.  The participating rights held by the minority equity holders include, but are not limited to, the approval of budgets, leasing activity, capital additions and selection of property managers.  These entities have also been determined not to be variable interest entities as defined in Financial Interpretation Number 46(R), Consolidation of Variable Interest Entities (VIEs), as amended and interpreted.

(13) Disclosures About Fair Value of Financial Instruments, page F-35

8.                                       In light of the loan receivable carrying amount exceeding the fair value, please tell us management’s basis for determining that the registrant will be able to recover its investment and thus justifying the lack of any additional provision for loan losses.

Response: We account for our loans in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan. We recognize loan impairments when it is probable we will be unable to collect all amounts due according to the contractual terms of the respective agreements. Although the loan receivable carrying amounts exceed their estimated fair values, we determined that it is not probable that we will be unable to collect all amounts when due based on the performance of the respective borrowers (excluding one loan that was deemed impaired with a carrying value of $79 million at December 31, 2008).  In making this determination, we considered factors such as the value of underlying collateral, debt service coverage ratios, loan-to-values and the remaining term of each loan.  Furthermore, for the loan with a carrying value of $79 million that was deemed impaired, we did not take a provision for loan losses based on the appraised value of the underlying collateral, which was deemed sufficient to support the recoverability of our investment with respect to this loan. The decline in the fair value of our loans is primarily driven by higher discount rates used to present value the contractual loan payments and is generally not reflective of the borrowers’ ability to make the contractual interest and principal payments when due.

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5166.

Very truly yours,

/s/ James F. Flaherty III

James F. Flaherty III
Chairman and Chief Executive Officer

cc:	Edward J. Henning, Esq.
George P. Doyle
Jose M. Castro